SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Reviews Financial Outlook

São Paulo, January 11, 2019 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil’s #1 airline, reviews its financial outlook for 2018 and 2019 and provides a preliminary outlook for 2020. Guidance is adjusted to reflect demand forecasts, competitor capacity movements, recent variations in oil prices, the appreciation of the USD versus the BRL, results of the acceleration of 737 MAX aircraft into the GOL fleet and preliminary estimates of IFRS16 adoption.

The Company’s guidance highlights key metrics which impact financial results and drive long-term shareholder value. GOL provides forward-looking information that is focused on the main metrics the Company uses to measure business performance. These indicators are useful for investors and analysts who project GOL’s results. The Company is providing preliminary financial projections adjusted for the impact of the adoption of IFRS 16, providing users with greater transparency in relation to its expected impacts, as well as allowing a better comparability between the projections presented.

Financial Outlook	2018E		2019E		2020E
(Consolidated, IFRS)	Previous	Preliminary IFRS16(1)	Previous-	Preliminary IFRS16(1)	Preliminary IFRS16(1)
Total fleet (average)	118	118	121 to 123	122 to 125	125 to 128
Total operational fleet (average)	110	110	~115	~117	~120
ASKs, System (% change)	1to 2	2.9	5 to 10	6 to 10	7 to 10
- Domestic	0 to 2	2.3	1 to 3	2 to 4	3 to 5
- International	6 to 8	7.6	30 to 40	35 to 45	10 to 20
Seats, System (% change)	0 to 2	2.4	2 to 4	3 to 4	1 to 3
Departures, System (% change)	0 to 2	0.0	2 to 5	3 to 5	1 to 3
Average load factor (%)	79 to 80	79.9	79 to 81	79 to 81	79 to 81
Ancillary revenues, net[2] (R$ bn)	~ 0.8	~ 0.8	~ 1.1	~ 1.0	~ 1.1
Total net revenues (R$ billion)	~ 11.5	~ 11.4	~ 12.8	~ 12.9	~ 14.2
Non-fuel CASK (R$ cents)	~ 13.5	~ 12.3	~ 14	~ 13	~ 13
Fuel liters consumed (mm)	~ 1,370	~ 1,390	~ 1,420	~ 1,420	~ 1,480
Fuel price (R$/liter)	~ 2.9	~ 2.9	~ 2.9	~ 2.9	~ 3.0
EBITDA margin (%)	~ 16	~ 26	~ 17	~ 27	~ 28
EBIT margin (%)	~ 11	~ 16	~ 12	~ 17	~ 18
Net financial expense[3] (R$ billion)	~ 0.8	~ 1.5	~ 0.5	~ 1.2	~ 1.2
Pre-tax margin[3] (%)	~ 4	~ 4	~ 8	~ 9	~ 11
Effective income tax rate (%)	~ 23	~ 23	~ 10	~ 20	~ 20
Minority interest[4] (R$ mm)	~ 280	~ 280	~ 320	~ 300	~ 330
Capex, net (R$ mm)	~ 750	~ 750	~ 600	~ 650	~ 600
Net Debt5 / EBITDA (x)	~ 2.6x	~ 3.6x	~ 2.5x	~ 3.0x	~ 2.5x
Fully-diluted shares out. (million)	348.7	348.7	348.7	348.7	348.7
EPS, fully diluted (R$)	(2.00) to (1.80)	(3.20) to (2.90)	1.50 to 1.90	2.20 to 2.60	2.60 to 3.10
Fully-diluted ADS out. (million)	174.4	174.4	174.4	174.4	174.4
EPADS, fully diluted (US$)	(1.10) to (1.10)	(1.80) to (1.60)	0.80 to 1.20	1.20 to 1.40	1.60 to 1.90

(1) Considers adoption of IFRS 16;

(2) Net revenue of cargo, loyalty, buy-on-board and other ancillary revenues;

(3) Excluding currency gains and losses;

(4) Source: average of analyst estimates reported on Bloomberg;

(5) Excluding perpetual bonds.

The current guidance may be adjusted in order to incorporate the evolution of GOL’s operating and financial performance and any eventual changes to the Brazilian economy and GOL’s broader economic environment, including variations in economic growth, interest rates, exchange rates, and international oil price trends.

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GOL Reviews Financial Outlook

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 30 million passengers annually. With Brazil’s largest network, GOL offers customers more than 700 daily flights to 69 destinations in 10 countries in South America, Caribbean and the United States. GOLLOG is a leading cargo transportation and logistics business serving more than 3,400 Brazilian municipalities and, through partners, more than 200 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 14 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide, Headquartered in São Paulo. GOL has a team of more than 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, with a further 133 Boeing 737 MAX on order, delivering Brazil's top on-time performance and an industry leading 17 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect

2	GOL Linhas Aéreas Inteligentes S.A.

GOL Reviews Financial Outlook

and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

Non-GAAP Measures

To be consistent with industry practice, we disclose so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, ”total liquidity”, "EBITDA" and EBITDAR”. Our management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of our operating performance and their comparison of our operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.